FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC.  (File # 0-08797)

(Translation of the Registrant's Name into English )

#309-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N6

(Address of principal Executive offices)

Attachments:

1.

Press Release(s) and Material Change Report for August 2007

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X                                            FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                                NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: September 12, 2007

BY:

Chris Robbins

It’s       Vice President

(Title)

ANGLO SWISS RESOURCES INC.

Suite 309 - 837 West HASTINGS Street

Vancouver, BC  V6C 3N6

604-683-0484

Fax: 604-683-7497

September 12, 2007

Securities & Exchange Commission	VIA EDGAR

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

(s) Chris Robbins

Per:

Chris Robbins

Vice  President

August 14, 2007

ANGLO SWISS RESOURCES COMPLETES GROUND GEOPHYSICS ON THE FRY INLET DIAMOND PROPERTY - 1500 METER DRILL PROGRAM

VANCOUVER, BRITISH COLUMBIA, August 14, 2007 -- Anglo Swiss Resources Inc. (TSX VENTURE: ASW) (OTCBB: ASWRF) (BERLIN: AMO) is pleased to announce the completion of a survey involving approximately 18.0 line kilometres of total field magnetics and approximately six line kilometres of horizontal loop electromagnetics on the Fry Inlet Diamond property. Standard gridding was completed earlier this month on 100-metre lines for the horizontal loop EM surveys. The total field magnetic survey was completed using non-differential GPS navigation and control by Aurora Geosciences Ltd. of Yellowknife, NWT.

MPH Consulting Ltd. of Toronto, Ontario has interpreted the 2007 data to assist the Company in selecting drill targets and orientation on the upcoming 1500 meter drill program. Anglo Swiss Resources’ technical staff with assistance from MPH has selected a cluster of seven targets for NQ drilling, including re-drilling the significantly diamondiferous LI-201 kimberlite.

The LI 201 kimberlite produced 14 macrodiamonds and 46 microdiamonds from a previous drill program in the 1990s and is contained within the cluster target area. Anglo Swiss Resources’ technical staff believes that even though the previous drill program in the 1990s produced diamonds, the drill location did not catch the main body of the kimberlite as the hole was collared on the northeastern fringe of the kimberlite.

Anglo Swiss Resources believes that the previous drill program was ended prematurely as only two holes encountered kimberlite with less than 300 kilograms of kimberlite tested, recovering 60 diamonds larger than a 0.15-millimetre cut-off. Three gems sat on a 0.5-millimetre sieve and one clung to a one-millimetre mesh, providing encouragement the kimberlite contains commercial diamonds.

One vertical hole drilled at the time encountered 80 metres of kimberlite and an angled test produced a 40-metre intersection. Anglo Swiss Resources believes further drilling will yield a significant expansion of the known dimensions of the body, especially in length.

The Fry Inlet diamond property is located approximately 25 kilometres north of BHP Billiton's Ekati diamond mine property and Aber/Rio Tinto's Diavik diamond mine property, Canada's first two diamond mines. In light of the close proximity to producing diamond mines, the presence of numerous diamondiferous kimberlites and kimberlite indicator minerals, Anglo Swiss Resources believes this summer’s drill program is highly prospective for the further discovery of diamonds.

For further information, investors are asked to visit the Anglo Swiss Resources Investor Relations Hub at www.agoracom.com/IR/AngloSwiss or email to ASW@agoracom.com.

About Anglo Swiss Resources, Inc.

Anglo Swiss Resources is a Canadian mining company engaged in the acquisition and exploration of mineral properties. Its exploration properties include: four distinct claim groups located in the Lac de Gras region of the NWT (diamonds), and in south-eastern British Columbia the historic Kenville Gold Mine (copper, gold, silver and molybdenum), the Blu Starr Gemstone Property (sapphire, iolite, garnet and graphite) and the McAllister Pipe Property (lamproitic diatreme - diamonds).

To find out more about Anglo Swiss Resources, visit our website at www.anglo-swiss.com. The contents of this release have been approved by Derrick Strickland, P.Geo., a Qualified Person as defined in NI 43-101.

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections. The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.

CONTACT INFORMATION

Corporate Inquiries

Len Danard

President & CEO

(604) 683-0484

(604) 683-7497 (FAX)

Email: info@anglo-swiss.com

Investor Relations

Investor Relations
Canada

United States

AGORACOM Investor Relations

Investor Awareness Inc.

ASW@agoracom.com

Tony Schor or Jim Foy, 847-945-2222 http://www.agoracom.com/IR/AngloSwiss   http://www.investorawareness.com

August 23, 2007

Anglo Swiss Resources Closes Private Placement for $1,300,000

VANCOUVER, BRITISH COLUMBIA, August 23, 2007 -- Anglo Swiss Resources Inc. (TSX VENTURE: ASW) (OTCBB: ASWRF) (BERLIN: AMO) announces it has closed a private placement previously announced on July 13, 2007.  The placement was oversubscribed for proceeds of $1,300,000. The placement consisted of $1,070,500 in flow through (“FT”) funds and $229,500 in non flow (“NFT”) through funds.

Each FT unit will consist of one common share (the “FT Shares”) and a one-half flow through warrant; each whole warrant is exercisable to purchase an additional FT Share at a price of 20 cents for one year from the closing date.

Each NFT unit consisted of one common share (the “NFT Shares”) and a one-half warrant, each whole warrant is exercisable to purchase an additional NFT share at a price of 15 cents for six months from closing or at a price of 30 cents for 18 months from the closing date.

The shares and warrants are subject to trading restrictions for 4 months and one day from the closing date of August 10, 2007.

The proceeds of the private placement will be used for continued exploration on the Company's Canadian exploration properties that qualify for Canadian Exploration Expenses (“CEE”) and for general working capital.  For further information, investors are asked to visit the Anglo Swiss Resources Investor Relations Hub at www.agoracom.com/IR/AngloSwiss or email to ASW@agoracom.com.

About Anglo Swiss Resources, Inc.

Anglo Swiss Resources is a Canadian mining company engaged in the acquisition and exploration of mineral properties. Its exploration properties include: four distinct claim groups located in the Lac de Gras region of the NWT (diamonds), and in south-eastern British Columbia the historic Kenville Gold Mine (copper, gold, silver and molybdenum), the Blu Starr Gemstone Property (sapphire, iolite, garnet and graphite) and the McAllister Pipe Property (lamproitic diatreme - diamonds).

To find out more about Anglo Swiss Resources, visit our website at www.anglo-swiss.com

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections. The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.

CONTACT INFORMATION

Corporate Inquiries

Len Danard

President & CEO

(604) 683-0484

(604) 683-7497 (FAX)

Email: info@anglo-swiss.com

Investor Relations

AGORACOM Investor Relations

ASW@agoracom.com

http://www.agoracom.com/IR/AngloSwiss

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1. Reporting Issuer

Anglo Swiss Resources Inc. (the “Company”)

#309 – 837 West Hastings Street

Vancouver, British Columbia, V6C 3N6

Phone: 604-683-0484

ITEM 2. Date of Material Change

August 10, 2007

ITEM 3. Press Release

The Press Release was issued by the Company in Vancouver, British Columbia,

announcing the proposed private placement offering on July 13, 2007, via CCN Mathews

News Service.

ITEM 4. Summary of Material Change

The Company has distributed 13,000,000 common shares through a private placement closed on August 10, 2007. The private placement consisted of 10,705,000 FT Units issued to 44 participants and 2,295,000 NFT Units issued to 8 participants, both at $0.10 per share. A further 6,500,000 warrants were issued to purchase an additional 5,352.500

FT common shares at $0.20 per share until August 10, 2008; and 1,147,500 NFT commons shares at $0.15 for 6 months from close and $0.30 for two years from close.

ITEM 5. Full Description of Material Change

See attached News Release.

ITEM 6. Reliance on Section 7.1(2) or (3) of NI 51-102

Not applicable.

ITEM 7. Omitted Information

Not applicable.

ITEM 8 Senior Officers

For further information please contact:

Chris Robbins

Vice-President

#309 – 837 West Hastings Street

Vancouver, BC V6C 3N6

Tel: (604) 683-0484. email: info@anglo-swiss.com

ITEM 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 12th day of September, 2007.

ANGLO SWISS RESOURCES INC.

Per:

s/ “Chris Robbins”

Chris Robbins

Director

cc: TSX Venture Exchange